FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

The BOC Group plc
(Name of Registrant)

Chertsey Road, Windlesham,
Surrey, GU20 6HJ
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)

Encs.

1. A notification dated 5 June 2002 advising that BOC had agreed to acquire the industrial gases assets of Enron Teesside Operations Limited and agreed a 15 year electricity supply arrangement.

2. A News Release dated 13 June 2002 advising that BOC was beginning a programme of presentations to analysts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

The BOC Group plc

Date: 1 July 2002

By: ______________________

Carol Hunt
Deputy Company Secretary

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT 12.27 HRS ON 5 June 2002 UNDER REF. NO. 8130W

5 June 2002

BOC AND ETOL REACH AGREEMENT ON INDUSTRIAL GASES AND ELECTRICITY

WINDLESHAM, UK, 5 June 2002 – BOC has agreed to acquire the industrial gases assets of Enron Teesside Operations Limited (ETOL) and the parties have agreed terms for a 15-year electricity supply arrangement.

The gases deal involves the acquisition of 28 miles (45 kilometres) of pipelines and compression facilities used for the delivery of gaseous oxygen and nitrogen directly to a number of large customers in the Teesside area. It will enable BOC to link directly with customers rather than go through ETOL for delivery.

The electricity arrangements cover supplies of up to 90 MW through new feeder cables to BOC's major production site at Middlesbrough. The deal will provide a substantial increase in electricity custom for ETOL whilst providing long-term competitive pricing for BOC.

These agreements will extend and strengthen BOC's supply capability for customers on Teesside and consolidate the company's position as the leading supplier of industrial gases in the area. BOC's Teesside facility is one of the largest industrial gases complexes in Europe.

ETOL will provide pipeline maintenance and cavity storage services to BOC. The power element of the arrangements is a major step forward for ETOL in its long-term aim to increase sales of electricity from its distribution system.

"There are many benefits to this deal", commented Nigel Hunton, managing director, BOC Process Gas Solutions. "The pipeline system directly complements our existing operations and brings BOC closer to its customers. It also demonstrates BOC's commitment to continuous improvement of our facilities on Teesside. The investment also improves our position in the event of additional growth opportunities – particularly important given the pre-eminent position of Teesside as a world class manufacturing facility and one which is seeking to attract further investment from major players in the chemicals market."

Paul Gavens, chief executive officer of ETOL, said: "This really is a win-win situation for both companies. We expect the power deal to increase ETOL's power sales by around 40 per cent. Together these arrangements allow both ourselves and BOC to focus on those parts of our business which are our strategic strengths.

"ETOL has invested heavily in its power assets at Wilton International in the last three years and anticipates substantial business growth into the future."

The transaction is subject to regulatory approval. Implementation of the electricity element is subject to satisfaction of a number of other conditions agreed between the companies including the supplier of electricity ceasing to be part of the Enron Group. The consideration for the acquisition of the gases assets will be less than one per cent of The BOC Group net assets and will be payable in cash.

Contacts: Christopher Marsay, Group manager - Investor relations
The BOC Group, Windlesham, UK
Telephone 01276 477222 (International +44 1276 477222)

Terry Waldron, Press relations, ETOL Telephone 01642 212 385

NOTES TO EDITORS:

BOC's Teesside facility is one of the largest industrial gases complexes in Europe. BOC already operates over 40 miles (65 kilometres) of pipeline on both sides of the River Tees supplying both oxygen and nitrogen to several chemical, petrochemical and steel producers in the area. This position was enhanced in 1998 with a £40 million investment in a new air separation plant and more recently by the completion of the UK's largest hydrogen production facility brought on stream for Huntsman at North Tees in February 2002 at a cost of £30 million. For many years BOC was ICI's oxygen and nitrogen supplier, delivering large quantities of gaseous oxygen/nitrogen into a network of ICI-owned pipelines in the area. When ETOL acquired the Teesside Utilities and Services business of ICI in 1999, BOC became a supplier to ETOL, which in turn piped oxygen and nitrogen to the end-using customers.

Serving two million customers in more than 50 countries, The BOC Group is one of the largest and most global of the world's leading gases companies. It employs some 43,000 people and had annual sales of over £4 billion in 2001.

For more than a century BOC's gases and expertise have contributed to advances in many industries and aspects of everyday life, including steel-making, refining, chemical processing, environmental protection, wastewater treatment, welding and cutting, food processing and distribution, glass production, electronics and health care.

Three significant businesses have grown in parallel with BOC's industrial gases activities. BOC Edwards supplies ultra-high purity gases and associated equipment to the semiconductor industry and is also world-famous for its vacuum pumps. Gist is a specialist logistics company operating principally in the UK, serving a number of major customers, including Marks & Spencer. The third is Afrox hospitals in South Africa - the largest supplier of private healthcare in Africa and one of the largest outside the US.

ETOL is the principal supplier of electricity and steam and a wide range of services to customers on the Wilton International site and has extensive connections at Billingham and North Tees also. Customers include many of the larger chemical companies. The business is the owner of much of the Wilton site and carries out the marketing of over 500 acres of development land on the site via the Wilton International initiative.

Chertsey Road, Windlesham, Surrey GU20 6HJ
Tel: 01276 477222 Fax: 01276 471333 (International: +44 1276)

NEWS RELEASE

FOR IMMEDIATE RELEASE
13 June 2002

BOC hosts presentation to analysts

WINDLESHAM, UK, 13 June 2002 – The BOC Group will today begin a programmme of presentations to analysts at a meeting in Surrey, England. Tony Isaac, chief executive of the BOC GROUP, will introduce the event and his presentation will include a review of progress towards the financial performance targets set out at a similar meeting held at Boston in the US during April 2001.

These are to achieve a 40 per cent increase in earnings per share over the four years from the end of the financial year 2000 to financial year 2004, to be cash positive before acquisitions in the current financial year and to achieve a return on capital for the Group of 14.5 per cent (16 per cent before the adoption of the new accounting standards). The earnings per share target implies earnings per share of 74.5p in 2004 on the basis of the currently adopted accounting standards.

Presentation material will be made available on The BOC Group web site www.boc.com

Contacts: Christopher Marsay, Group Manager - Investor Relations
The BOC Group, Windlesham, UK
Telephone 01276 477222 (International +44 1276 477222)